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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE 13E-3

(Rule 13e-100)
TRANSACTION STATEMENT
(UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER)

FIRST NATIONAL OF NEBRASKA, INC. (Name of Issuer)
FIRST NATIONAL OF NEBRASKA, INC. (Name of Person(s) Filing Statement)
Common Stock, $5.00 par value (Title of Class of Securities)
335720108 (CUSIP Number of Class of Securities)

Bruce R. Lauritzen
Chairman
First National of Nebraska, Inc.
One First National Center
Omaha, Nebraska 68197
(402) 341-0500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Joe E. Armstrong, Esq.
Steven P. Amen, Esq.
Kutak Rock LLP
1650 Farnam Street
Omaha, Nebraska 68102
(402) 346-6000

        This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1993.
c.	☒	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$52,500,000	$4,830
*
Calculated solely for the purpose of determining the filing fee, based upon the tender offer price of $3,500 per share for the eligible common stock as of June 4, 2002 multiplied by our estimate of the maximum number of shares to be purchased (15,000 shares).

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $4,830	Filing Party: First National of Nebraska,Inc.
Form or Registration No.: Schedule 13E-3	Date Filed: June 6, 2002

        This Amendment No. 3 to Schedule 13E-3 amends and supplements the Schedule 13E-3 initially filed with the Securities and Exchange Commission ("SEC") on June 6, 2002, as amended and supplemented by Amendment No. 1 to Schedule 13E-3 filed with the SEC on July 1, 2002 and Amendment No. 2 to Schedule 13E-3 filed with the SEC on July 3, 2002 (as amended, the "Schedule 13E-3"), and the Offer to Purchase dated June 6, 2002 (as amended and supplemented from time to time, the "Offer to Purchase"), a copy of which was filed as Exhibit 99.1 to the Schedule 13E-3. The Offer to Purchase, together with the related Letter of Transmittal, a copy of which was filed as Exhibit 99.2 to the Schedule 13E-3, and any amendments or supplements thereto, collectively constitute the "Offer." The Schedule 13E-3 and the Offer relate to the offer by First National of Nebraska, Inc., a Nebraska corporation (the "Company"), to purchase all shares of its common stock that are held by shareholders who own 99 or fewer shares as of the close of business on June 4, 2002 and continue to do so during the offering period. The Company offered to purchase these shares at $3,500 per share in cash, subject to the terms and conditions set forth in the Offer. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

        The information in the Schedule 13E-3 is hereby expressly incorporated herein by reference in response to all of the items of this Amendment No. 3 to Schedule 13E-3, except as otherwise set forth below. You should read this Amendment No. 3 to Schedule 13E-3 together with the Schedule 13E-3 we filed with the SEC on June 6, 2002, Amendment No. 1 to Schedule 13E-3 filed with the SEC on July 1, 2002 and Amendment No. 2 to Schedule 13E-3 filed with the SEC on July 3, 2002.

Item 11. Interest in Securities of the Subject Company

        On July 11, 2002, the Company issued a press release announcing the preliminary results of its odd-lot tender offer, which expired on July 10, 2002. The press release, attached hereto as Exhibit 99.13, is incorporated herein by reference.

Item 16. Exhibits.

99.1	Offer to Purchase dated June 6, 2002 *
99.2	Form of Letter of Transmittal *
99.3	Frequently Asked Questions *
99.4	Form of Letter to Company's Shareholders *
99.5	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *
99.6	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *
99.7	Instruction Form For Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *
99.8	Form of Notice of Guaranteed Delivery *
99.9	Fairness Opinion of Keefe, Bruyette & Woods, Inc. (included as Appendix A to Offer to Purchase attached hereto as Exhibit 99.1) *
99.10	Press Release, dated June 6, 2002, issued by the Company *
99.11	Presentation to the Board of Directors by Keefe, Bruyette & Woods, Inc. on June 4, 2002 **
99.12	Press Release, dated July 3, 2002, issued by the Company ***
99.13	Press Release, dated July 11, 2002, issued by the Company

*
Previously filed by the Company on Schedule 13E-3, dated June 6, 2002

**
Previously filed by the Company on Amendment No. 1 to Schedule 13E-3, dated July 1, 2002

***
Previously filed by the Company on Amendment No. 2 to Schedule 13E-3, dated July 3, 2002

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2002	FIRST NATIONAL OF NEBRASKA, INC.
	By:	/s/ Timothy D. Hart Name: Timothy D. Hart Title: Secretary, Treasurer, an Authorized Officer

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  Item 11. Interest in Securities of the Subject Company
  Item 16. Exhibits.
SIGNATURE